UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70275 / August 28, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15378

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In the Matter of	:	
	:	
FIRST GEORGIA COMMUNITY CORP.,	:	
FLO CORP.,	:	ORDER MAKING FINDINGS
FLORIDA COMMUNITY BANKS, INC.,	:	AND REVOKING
IN TOUCH MEDIA GROUP, INC., and	:	REGISTRATIONS BY DEFAULT
NHS HEALTH SOLUTIONS, INC.	:	AS TO TWO RESPONDENTS

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       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on July 18, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents First Georgia Community Corp. (First Georgia) and NHS Health Solutions, Inc. (NHS Health) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

       The Office of the Secretary and the Division of Enforcement provided evidence that Respondents were served with the OIP on July 20, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On August 6, 2013, Respondents were ordered to show cause, by August 16, 2013, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on August 27, 2013, attended only by the Division of Enforcement.

       Respondents are in default for failing to file an Answer, participate in the prehearing conference, or otherwise defend the proceeding.[2] See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] This proceeding has ended as to FLO Corp., Florida Community Banks, Inc., and In Touch Media Group, Inc. See First Georgia Community Corp., Exchange Act Release No. 70233 (Aug. 20, 2013).

[2] To date, NHS Health has not filed an Answer or responded to the Order to Show Cause. First Georgia filed an Answer on August 9, 2013, but filed a letter on August 26, 2013, withdrawing that Answer.

First Georgia, Central Index Key (CIK) No. 1024132, is a noncompliant Georgia corporation located in Jackson, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). First Georgia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007. As of July 15, 2013, the common stock of First Georgia was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NHS Health, CIK No. 1074507, is a Florida corporation located in Alpharetta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NHS Health is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of $649,664 for the prior nine months. On April 21, 2004, Coinless Systems, Inc., filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, which was closed on November 3, 2006. On February 28, 2012, NHS Health changed its corporate domicile from Nevada to Florida, but failed to report that change to the Commission, as required by Commission rules. As of July 15, 2013, the common stock of NHS Health was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of First Georgia and NHS Health.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of First Georgia Community Corp. and NHS Health Solutions, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge